Exhibit 99.2

200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

April 2, 2015

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:                                                                          POET TECHNOLOGIES INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA73044W1041

	CUSIP:	73044W104

2	Date Fixed for the Meeting:	June 12, 2015

3	Record Date for Notice:	April 27, 2015

4	Record Date for Voting:	April 27, 2015

5	Beneficial Ownership Determination Date:	April 27, 2015

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	NOT APPLICABLE

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TMX Equity Transfer Services

“ Fraser Monkman “

Relationship Manager

Fraser.Monkman@tmx.com

tmxequitytransferservices.com